UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Third Quarter 2009 Earnings Report

October 21, 2009

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, preliminary results for the third quarter of 2009 today.

Highlights

The third quarter of 2009 was positive for OMA. With the opening of the NH Mexico City Airport Terminal 2 Hotel during the quarter, OMA took a decisive step in the development of additional sources of non-aeronautical revenues. Total revenues were higher than the three previous quarters, in part as a result of initiatives to preserve aeronautical revenues. In addition, OMA continued to implement cost control measures. These actions contributed to offsetting most of the impact of lower traffic volumes on revenues and to an increase in adjusted EBITDA of 2.6% as compared to 3Q08, with an Adjusted EBITDA margin of 54.0%.

•

Passenger traffic decreased 15.4% to 3.0 million. Domestic traffic decreased 13.8% and international traffic decreased 25.0%. The suspension of Aviacsa operations since July 6, 2009 was one of the principal factors affecting traffic during the quarter.

•	Six new commercial operations opened in our airports.
•

The NH Mexico City Airport Terminal 2 Hotel, in which OMA holds a 90% interest, opened its doors on August 24, 2009. The initial contribution of this new business is included in OMA’s consolidated results for 3Q09.

•

Total revenues decreased less than passenger traffic. Total revenues were Ps.488 million, a reduction of 1.6%. Aeronautical revenues per passenger increased 16.6%, and non-aeronautical revenues per passenger increased 14.6%. Monterrey, OMA’s principal airport, contributed 47.7% of revenues.

•

Total operating costs and general and administrative (G&A) expenses decreased 7.1% to Ps. 188 million in 3Q09 from Ps. 202 million in 3Q08. OMA continues to implement cost control measures in order to minimize the impact on margins of rising prices and the decrease in passenger traffic. These measures included reductions in consumption of energy, water, and materials and supplies, among others.

•	Operating income decreased 5.1% to Ps. 162 million; the operating margin was 33.1%.

_________________________

[1]

Unless stated otherwise, all references to percentage changes are to results of the third quarter of 2009 (3Q09) as compared to results for 3Q08. The exchange rate used in the preparation of the financial statements was Ps. 13.5513 per U.S. dollar.

•	Adjusted EBITDA increased 2.6% to Ps. 263 million, equivalent to a 54.0% margin.
•	Consolidated net income was Ps. 108 million, a reduction of 17.1% as compared to the prior year period.
•	Earnings per share were Ps. 0.27, or US$0.16 per American Depositary Share (ADS).
•	Capital expenditures were Ps. 169 million. Bank financing provided a portion of the resources used for capital expenditures.

Operating Results

Passenger Traffic

During 3Q09, the first signs of a change in trend in air traffic became evident. Passenger traffic decreased at a slower rate than in the first and second quarters of the year. Domestic traffic performed better than international traffic, and airlines became more active in opening new routes: six new routes were opened in OMA airports during the quarter.

Total passenger traffic decreased 15.4% (-540,775 terminal passengers) as compared to 3Q08. The Culiacán and Durango airports recorded traffic increases, while the Monterrey, Acapulco, and Ciudad Juárez airports had the largest decreases (See Annex Table 1, Passenger Traffic). Monterrey generated 47.5% of total passenger traffic, Culiacán 9.3%, and Acapulco 5.7%.

The number of airport operations decreased 13.4% to 79,716 takeoffs and landings.

Total passenger traffic was 3.0 million, of which 97.4% was commercial aviation and 2.6% was general aviation. The airlines that showed the largest increases in passenger volumes were VivaAerobus, Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect), and Aeromar. The airlines that had the largest decreases in traffic were Aviacsa, which is suspended; the four airlines that left the market in the second half of 2008 (Aerocalifornia, Avolar, Aladia, and Alma); and Interjet, Grupo Mexicana (Mexicana, Click Mexicana, and Mexicana Link), and Delta.

Domestic traffic volumes recovered from the depressed 2Q09 levels caused by the H1N1 flu health alert. Even though traffic decreased as compared to 3Q08, the reduction of 13.8% was less than half the 45% reduction in 2Q09 as compared to 2Q08. Culiacán reported 15.0% growth in traffic, principally as a result of an increase in passengers carried by VivaAerobus. The principal factors affecting domestic traffic were: the suspension of Aviacsa since July 6, 2009; the departure from the market of the four airlines mentioned above; and a reduction in passengers carried by Interjet and Volaris. The airports most affected were Monterrey, Acapulco, and Ciudad Juárez. Domestic traffic was 87.2% of the total.

Five new domestic routes opened during the quarter, all operated by Mexicana Link. Eight routes were cancelled, of which six were caused by the Aviacsa suspension.

International traffic decreased 25.0%. The reduction in international passengers was principally the result of the reduction in frequencies and cancellation of routes, as well as a reduction in passengers carried by Grupo Aeroméxico and Grupo Mexicana. These factors affected most of OMA’s airports, but principally Monterrey, Mazatlán, and Acapulco.

During the quarter, one international route was opened, and two were cancelled.

Non-aeronautical and commercial operations

During 3Q09, we continued to increase and improve our commercial offering, and the passenger services available in our airport terminals. Six new commercial businesses opened during the quarter:

With respect to parking garages, which are the largest source of non-aeronautical revenues, we opened the Terminal B parking lot at the Monterrey airport and expanded the other Monterrey parking lots, adding 383 spaces at our largest airport, as compared to 3Q08.

Terminal 2 Hotel Operations

The major initiative to develop new sources of revenue bore fruit in 3Q09. OMA and NH Hoteles of Spain opened the 5-star, 287-room NH-branded hotel in Terminal 2 of the Mexico City International Airport on August 24, 2009. This hotel is the only in-terminal hotel serving Terminal 2, and complements the other services provided by the Mexico City airport.

The hotel also provides a variety of services, including a conference center and meeting rooms for up to 500 persons, a lobby bar, restaurant, fitness center, spa, and laundry service, increasing the opportunities for generating revenues.

Financial Results

Revenues

During 3Q09, OMA was able to offset almost entirely the effect of decreasing passenger traffic on revenues by undertaking initiatives designed to maintain aeronautical revenues, to improve passenger services and the commercial offering, as well as the entry into commercial services related to airport operations, such as the T2 hotel at AICM.

Total revenues during 3Q09 were Ps.487.7 million, a 1.6% decrease. The mix of revenues in 3Q09 was 81.3% aeronautical, 18.7% non-aeronautical.

Of total revenues, the Monterrey airport contributed 47.7%, Culiacán 8.3%, Mazatlán 6.1%, Acapulco 5.9%, and Ciudad Juárez 4.9%.

Aeronautical revenues in 3Q09 were Ps.396.3 million, a 1.3% reduction. The reduction in revenue was less than the reduction in traffic principally because of the termination of the special incentive program for passenger traffic at the Monterrey airport in September 2008 and the effect of the depreciation of the peso against the dollar on international passenger charges. Aeronautical revenues per passenger increased 16.6% to Ps. 133.3 in 3Q09 from Ps. 114.3 in 3Q08.

The airports that contributed most to aeronautical revenues were Monterrey with 46.7%, Culiacán 8.9%, Acapulco 6.1%, Mazatlán 5.6%, and Ciudad Juárez 5.0%.

Non-aeronautical revenues were Ps.91.3 million, a decrease of 3.1%. The commercial initiatives undertaken during 3Q09 and in prior quarters partially offset the impact of decreased traffic on non-aeronautical revenues. Non-aeronautical revenue per passenger increased 14.6% to Ps. 30.7 in 3Q09 from Ps. 26.8 in 3Q08.

The airports that contributed most to non-aeronautical revenues were Monterrey with 52.0%, Mazatlán 8.4%, Culiacán 5.3%, Chihuahua 5.3%, and Acapulco 5.0%.

The reduction in passenger traffic volumes in 3Q09 principally affected revenues generated by restaurants (-19.5%) and parking (-4.7%). Revenue from time-shares increased 6.3%.

During the first six weeks of operation of the NH Terminal 2 hotel generated Ps.3.5 million in revenues, of which room charges were 61.5% of total revenues, food and beverages 35.6%, and other services 2.9%.

Costs and operating expenses

OMA implemented measures to control costs in order to mitigate the impact on results of the increase in prices and the decrease in passenger traffic.

Costs and general and administrative expenses decreased 7.1% as a result of OMA’s cost control initiatives. Control measures included reduced consumption of electricity, transportation for personnel, travel, and professional services, among others.

Airport concession tax decreased 13.4% as a result of the decrease in revenues. This tax is 5% of gross revenues.

The technical assistance fee increased 26.6%, principally as a result of the depreciation of the exchange rate and the increase in EBITDA. This fee is charged as the higher of US$3.0 million per year or 5% of Adjusted EBITDA before technical assistance.

The operating results of the subsidiary that operates the T2 hotel in the Mexico City International Airport are not included in calculating the airport concession tax or the technical assistance fee.

Depreciation and amortization increased 17.9% during 3Q09, as a result of a higher level of investments.

Total costs and operating expenses were Ps. 326.1 million, unchanged as compared to 2Q08.

Operating income and Adjusted EBITDA

Operating income was Ps. 161.5 million in 3Q09, a decrease of 5.1% as compared to the prior year period. The reduction reflected the decrease in revenues, while costs and operating expenses remained practically unchanged. The operating margin in 3Q09 was 33.1%, 1.2 percentage points below the same period of 2008.

Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, increased 2.6% during 3Q09 to Ps. 263.3 million, as a result of the implementation of cost controls and our success in maintaining revenues. The Adjusted EBITDA margin was 54.0%, 2.3 percentage points above the level in 3Q08.

Other income (expense), financing expense, and taxes

Comprehensive financing expense increased as compared to 3Q08, as a result of increased interest expense on debt and a lower level of interest income on earning balances.

Tax expense in 3Q09 increased as a result of higher provisions for income tax (ISR) and for the minimum corporate flat rate tax (IETU). The effective tax rate during the quarter was 27.5%.

Net Income

Consolidated net income in 3Q09 was Ps. 107.9 million, a decrease of 17.1% as compared to 3Q08.

Net income of majority interest was Ps. 108.3 million, a decrease of 16.8% as compared to 3Q08.

Earnings per share were Ps. 0.27, and earnings per ADS were US$0.16 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

Capital expenditures

During 3Q09 capital expenditures were Ps. 169 million, including both Master Development Plan (MDP) investments and strategic investments.

The most important MDP investments carried out during the third quarter were:

•	Expansion of the aviation platform at the Zihuatanejo airport;
•	Improvements to the visual aids, landing approach systems, and runway lights at the Acapulco, Culiacán, San Luis Potosí, Zacatecas, and Chihuahua airports;
•	Renovation of the air conditioning system in the Acapulco airport terminal building;
•	Installation of automated parking equipment and check in counters for the new Terminal B of the Monterrey airport;
•	Improvements to the perimeter roads for the Chihuahua, Acapulco, Mazatlán, and Tampico airports; and
•	Replacement of concrete slabs in the operating areas of the Monterrey and Zihuatanejo airports.

Strategic investments in 3Q09 principally included completion of construction work for the NH Mexico City Airport Terminal 2 Hotel, together with equipment and furnishings for the hotel.

Liquidity

During the first nine months, operating activities generated cash of Ps. 333.2 million. Included in this is a reduction in accounts receivable of Ps. 38.0 million.

As of September 30, 2009, OMA’s total debt was Ps. 673.0 million in short- and long-term bank debt, of which Ps. 542.1 million contributed to cash flow from financing in the nine months. These resources were used principally to finance capital expenditures, which totaled Ps 573.2 million in the nine months. Capex included Ps. 205.2 million for the construction of the T2 hotel in the Mexico City airport and Ps. 163.8 million for construction of Terminal B at the Monterrey airport.

Share repurchases totaled Ps. 4.0 million in the first nine months of 2009.

Dividends paid were Ps. 312.8 million, and include the third (January 15, 2009) and fourth (April 15, 2009) installments of the dividend declared for 2007, and the first (July 15, 2009) installment of the dividend declared for 2008.

OMA had a net decrease in cash of Ps. 32.1 million during the first nine months of 2009, with a balance of cash and cash equivalents of Ps. 225.3 million as of September 30, 2009. (See Annex Table 4.)

OMA has no exposure to any financial derivative instruments as of the date of this report.

Subsequent developments

Second quarterly payment of 2008 dividend: On October 15, 2009 the second quarterly installment of the dividend declared by the Annual Shareholders’ Meeting on April 24, 2009 was paid. The amount was Ps.0.25 per share.

Relocation of the Tampico airport: On October 14, 2009, the government of the State of Tamaulipas published in the official state gazette the declaration of public utility (prior to an expropriation decree) for 2,278 hectares of land in the municipality of Altamira, to be used for the relocation of the Tampico International Airport. It was also communicated that the conceptual plan for the new airport includes a land area for airport installations larger than the current airport, and includes the construction of runways, platforms, and other facilities that will be conducive to the establishment of a multi-modal transport hub as part of the integrated development of the region. The technical and feasibility studies for the development of the new airport are included in the State Development Plan for 2005-2010.

The relocation project does not contemplate investments on the part of OMA. We expect to follow the process closely and in coordination with the appropriate authorities. OMA expects to continue operating the new airport under the same concession agreement. We plan to notify the market of any material developments regarding this project in a timely manner.

OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on October 22, 2009 at 10:00 am EDT, 9:00 am Mexico City time.

The conference call is accessible by calling (877) 941-2068 toll-free from the U.S. or +1 (480) 629- 9712 from outside the U.S. The conference ID is 4173750. A taped replay will be available through October 29, 2009 at (800) 406-7325 toll free or +1 (303) 590-3030, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Passenger Traffic
(Thousands of terminal passengers-excludes transit passengers)

Total Passengers	3Q 08	3Q 09	% Var.	9M 08	9M 09	% Var.
Acapulco	236,478	170,227	**(28.0)**	840,402	654,104	**(22.2)**
Ciudad Juárez	225,159	169,914	**(24.5)**	723,412	486,817	**(32.7)**
Culiacán	245,733	277,836	**13.1**	855,343	787,436	**(7.9)**
Chihuahua	220,820	207,363	**(6.1)**	640,644	562,183	**(12.2)**
Durango	57,686	62,136	**7.7**	184,966	160,527	**(13.2)**
Mazatlán	174,834	157,687	**(9.8)**	648,380	555,426	**(14.3)**
Monterrey	1,732,258	1,412,119	**(18.5)**	5,118,838	3,939,276	**(23.0)**
Reynosa	69,059	57,145	**(17.3)**	182,965	154,889	**(15.3)**
San Luis Potosí	74,127	59,183	**(20.2)**	205,975	155,109	**(24.7)**
Tampico	142,428	115,569	**(18.9)**	437,238	355,501	**(18.7)**
Torreón	133,041	105,247	**(20.9)**	370,128	292,823	**(20.9)**
Zacatecas	74,142	71,859	**(3.1)**	200,606	187,937	**(6.3)**
Zihuatanejo	129,157	107,862	**(16.5)**	511,197	432,799	**(15.3)**
Total	**3,514,922**	**2,974,147**	**(15.4)**	**10,920,094**	**8,724,827**	**(20.1)**

Domestic Passengers	3Q 08	3Q 09	% Var.	9M 08	9M 09	% Var.
Acapulco	206,146	148,343	**(28.0)**	618,719	488,407	**(21.1)**
Ciudad Juárez	224,895	169,753	**(24.5)**	722,255	486,082	**(32.7)**
Culiacán	237,961	273,665	**15.0**	827,705	775,290	**(6.3)**
Chihuahua	198,476	188,204	**(5.2)**	573,658	511,758	**(10.8)**
Durango	49,329	55,124	**11.7**	165,593	147,487	**(10.9)**
Mazatlán	118,390	112,486	**(5.0)**	340,310	293,329	**(13.8)**
Monterrey	1,464,659	1,224,318	**(16.4)**	4,371,485	3,433,064	**(21.5)**
Reynosa	68,720	56,688	**(17.5)**	182,096	153,705	**(15.6)**
San Luis Potosí	51,491	40,959	**(20.5)**	141,447	108,864	**(23.0)**
Tampico	128,134	104,120	**(18.7)**	398,777	326,138	**(18.2)**
Torreón	111,604	89,219	**(20.1)**	309,485	253,129	**(18.2)**
Zacatecas	50,406	48,098	**(4.6)**	139,138	122,831	**(11.7)**
Zihuatanejo	99,133	83,899	**(15.4)**	284,378	250,426	**(11.9)**
Total	**3,009,344**	**2,594,876**	**(13.8)**	**9,075,046**	**7,350,510**	**(19.0)**

International Passengers	3Q 08	3Q 09	% Var.	9M 08	9M 09	% Var.
Acapulco	30,332	21,884	**(27.9)**	221,683	165,697	**(25.3)**
Ciudad Juárez	264	161	**(39.0)**	1,157	735	**(36.5)**
Culiacán	7,772	4,171	**(46.3)**	27,638	12,146	**(56.1)**
Chihuahua	22,344	19,159	**(14.3)**	66,986	50,425	**(24.7)**
Durango	8,357	7,012	**(16.1)**	19,373	13,040	**(32.7)**
Mazatlán	56,444	45,201	**(19.9)**	308,070	262,097	**(14.9)**
Monterrey	267,599	187,801	**(29.8)**	747,353	506,212	**(32.3)**
Reynosa	339	457	**34.8**	869	1,184	**36.2**
San Luis Potosí	22,636	18,224	**(19.5)**	64,528	46,245	**(28.3)**
Tampico	14,294	11,449	**(19.9)**	38,461	29,363	**(23.7)**
Torreón	21,437	16,028	**(25.2)**	60,643	39,694	**(34.5)**
Zacatecas	23,736	23,761	**0.1**	61,468	65,106	**5.9**
Zihuatanejo	30,024	23,963	**(20.2)**	226,819	182,373	**(19.6)**
Total	**505,578**	**379,271**	**(25.0)**	**1,845,048**	**1,374,317**	**(25.5)**

See notes and disclaimers

Annex Table 2

Annex Table 3

Annex Table 4

Annex Table 5

Notes and disclaimers

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization, and excludes other income (expense). Adjusted EBITDA is equivalent to the concept UAFIDA in Mexico. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Earnings per share and ADS: uses the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

Exchange rate: Amounts in U.S. dollars (US$) are converted at the June 30, 2009 exchange rate of Ps. 13.5513/US$, as published in the Official Diary of the Federation.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the first five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Mexican Financial Reporting Standards (MFRS): financial statements and other information are presented in accordance with current MFRS and their Interpretations (INIFs). These standards differ in certain significant respects from U.S. GAAP.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA, Tarifa de Uso de Aeropuerto): departing passengers, excluding connecting passengers, diplomats, and infants.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited, preliminary statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the third largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: October 22, 2009